

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

<u>via U.S. mail and facsimile</u>

Mr. Honghai Zhang, Chief Executive Officer
China Power Technology, Inc.
No. 12, Gongyuan Road
Kaifeng City, Henan Province 475002
PRC

> **RE: China Power Technology, Inc.**
> **Form 8-K Item 4.01**
> **Filed January 12, 2011**
> **Form 8-K/A Item 4.01**
> **Filed January 18, 2011**
> **File No. 1-34230**

Dear Mr. Zhang:

We have completed our review of your filing and amendment and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant